UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC

20014190

413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 AND ENDING 06/30/20
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Investment Services, Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Lily Creek Rd., Ste 101
(No. and Street)

Louisville | Ky. | 40243-2808
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald A. "Rusty" Wells | (502)736-1340/(502)736-1342
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCM, LLP
(Name – *if individual, state last, first, middle name*)

2600 Meidinger Tower, 462 S Fourth St | Louisville | Ky | 40202
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gerald A. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Investment Services, Co., as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLA RAAP
Notary Public
Kentucky - State at Large
Commission Number 571946
My Commission Expires Jan 20, 2021

Gerald A. Wells Digitally signed by Gerald A. Wells Date: 2020.08.08 10:10:04 -04'00'
Signature

Secretary/Treasurer
Title

Charla Raap
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alexander Investment Services, Co.

Financial Statements

Years Ended June 30, 2020 and 2019

Alexander Investment Services, Co.
Table of Contents
Years Ended June 30, 2020 and 2019

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Alexander Investment Services, Co.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Alexander Investment Services, Co. (the "Company") as of June 30, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alexander Investment Services, Co. management. Our responsibility is to express an opinion on Alexander Investment Services, Co.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Alexander Investment Services, Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report of Independent Registered Public Accounting Firm (Continued)

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of Alexander Investment Services, Co.'s financial statements. The supplemental information is the responsibility of Alexander Investment Services. Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Alexander Investment Services, Co.'s auditor since 2009.

MCM CPAs & Advisors LLP

Louisville, Kentucky
August 21, 2020

Alexander Investment Services, Co.
Statements of Financial Condition
June 30, 2020 and 2019

	2020	2019
Assets		
Cash and cash equivalents	$ 225,233	$ 194,143
Accrued commissions	3.223	30.571
Marketable securities	-	75,632
Property and office equipment, net	11,299	19,182
Federal income tax receivable	18,494	-
Other assets	12,176	91,857
Total Assets	$ 270,425	$ 411,385
Liabilities and Stockholders' Equity		
Accounts payable	$ 2,272	$ 2,598
Accrued expenses and other payables	39,626	65,732
Accrued income tax	2,192	33,708
Deferred income	-	110,969
Deferred tax liability, net	9,326	16,603
Refundable advance	117,600	-
Total Liabilities	171,016	229,610
Stockholders' Equity		
Capital stock, common, no par value; authorized 100,000 shares, 50,000 issued and outstanding shares	1,000	1,000
Additional paid-in capital	108,882	108,882
(Accumulated deficit) retained earnings	(10,473)	71,893
Total Stockholders' Equity	99,409	181,775
Total Liabilities and Stockholders' Equity	$ 270,425	$ 411,385

See accompanying notes.

Alexander Investment Services, Co.
Statements of Operations
Years Ended June 30, 2020 and 2019

	2020	2019
Revenues		
Commissions	$ 4,161,036	$ 4,077,840
Retirement plan fees	21,328	48,551
Interest and dividends	1,607	7,804
Securities gains (losses), net	893	(3,587)
Total Revenues	4,184,864	4,130,608
Expenses		
Officers' compensation	2,211,658	2,056,317
Salaries, wages, and commissions	1,680,077	1,561,325
Payroll taxes	41,322	37,712
Insurance	78,295	79,312
Employee retirement plan	50,000	45,000
Depreciation	10,862	12,424
Rent	51,720	51,180
Office supplies	58,916	57,527
Telephone	13,608	15,421
Consulting	36,572	31,950
Regulatory fees	14,797	31,633
Other expenses	42,982	67,075
Total Expenses	4,290,809	4,046,876
Net (Loss) Income Before Income Taxes	(105,945)	83,732
Income Taxes		
Current (benefit) expense	(16,301)	33,883
Deferred (benefit) expense	(7,278)	502
	(23,579)	34,385
Net (Loss) Income	$ (82,366)	$ 49,347

See accompanying notes.

Alexander Investment Services, Co.
Statements of Changes in Stockholders' Equity
Years Ended June 30, 2020 and 2019

	Common Stock		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total
	Shares	Amount			
Balances at June 30, 2018	50,000	$ 1,000	$ 68,882	$ 22,546	$ 92,428
Capital contributions	-	-	40,000	-	40,000
Net income	-	-	-	49,347	49,347
Balances at June 30, 2019	50,000	1,000	108,882	71,893	181,775
Net loss	-	-	-	(82,366)	(82,366)
Balances at June 30, 2020	50,000	$ 1,000	$ 108,882	$ (10,473)	$ 99,409

See accompanying notes.

Alexander Investment Services, Co.
Statements of Cash Flows
Years Ended June 30, 2020 and 2019

	2020	2019
Operating Activities		
Net (loss) income	$ (82,366)	$ 49.347
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities		
Depreciation	10,862	12,424
Securities (gains) losses. net	(893)	3,587
Deferred income tax	(7,277)	.502
(Increase) decrease in assets		
Accounts receivable	-	2,825
Accrued commissions	27,348	(29,439)
Federal income tax receivable	(18,494)	-
Other assets	79,681	(77,535)
Increase (decrease) in liabilities		
Accounts payable	(326)	461
Accrued expenses and other payables	(26,106)	19,210
Deferred income	(110,969)	110,969
Accrued income tax	(31,516)	29,385
Refundable advance	117,600	-
Net Cash (Used in) Provided by Operating Activities	(42,456)	121,736
Investing Activities		
Additions to property and office equipment	(2,979)	(2,114)
Sales of marketable securities	76,525	14,413
Purchases of marketable securities	-	(20,615)
Net Cash Provided by (Used in) Investing Activities	73,546	(8,316)
Financing Activities		
Capital contributions	-	40,000
Cash Provided by in Financing Activities	-	40,000
Increase in Cash and Cash Equivalents	31,090	153,420
Cash and Cash Equivalents, beginning of year	194,143	40,723
Cash and Cash Equivalents, end of year	$ 225,233	$ 194,143
Supplemental Disclosure of Cash Flow Information		
Cash paid for income taxes	$ 33,708	$ 4,462

See accompanying notes.

Note A - Nature of Organization

Alexander Investment Services, Co. (the "Company") is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA").

Note B - Significant Accounting Policies

The following is a summary of the significant accounting policies of the Company:

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative accounting technical literature.

2. Cash and Cash Equivalents: For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Securities Owned: Securities owned consist of mutual funds that are publicly offered and valued on a securities exchange or independent publicly quoted market. All investments are recorded on a trade date basis. Investments are valued at the last trade price.

4. Investment Income: Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Capital gains and losses are calculated on an identified cost basis.

5. Accounts Receivable: Management has determined that no provisions for uncollectible accounts receivable are necessary at June 30, 2020 and 2019.

6. Revenue Recognition: The Company generates two types of commission revenues: sales-based commissions and trailing commissions. Sales-based commission revenues occur when customers trade securities or purchase various types of investment products. Sales-based commissions are recorded on the trade date (the date that the Company fills the trade order for the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Trailing commission revenues (commissions that are paid over time, such as 12(b)-1 fees) are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets. The Company earns trailing commission revenues primarily on mutual funds and variable annuities held by customers. The Company believes that trailing commission revenue is recognized when the Company is contractually eligible to receive them, which is generally when the performance obligation is satisfied and all factors relating to pricing are known.

   Investment Advisory Fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are generally recognized as revenue at that time as they relate specifically to the services provided in that period.

Note B - Significant Accounting Policies (Continued)

7. Property and Office Equipment: Property and office equipment are stated at cost less accumulated depreciation. A combination of accelerated methods and the straight-line method has been used to calculate depreciation as applicable to each asset. Furniture is depreciated over a 5-7 year useful life and office equipment is depreciated over a 3-5 year useful life.

8. Deferred Income: Deferred income represents revenues collected but not earned as of June 30, 2019. This revenue consists of quarterly billing for investment advisory fees in June that will not be fully earned until August 31, 2019. There was no deferred income at June 30, 2020.

9. Fair Value Measurements: The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

10. Income Taxes: The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach.

    The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

    Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is generally not subject to federal, state, or local income tax examinations for taxable years prior to June 30, 2017.

11. Use of Estimates: The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that may affect the reported amounts in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

12. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

Note B - Significant Accounting Policies (Continued)

13. Recent Accounting Pronouncements: In February 2016, the FASB issued ASU 2016-02, *Leases*. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the statement of financial condition at the date of lease commencement. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company is also required to recognize and measure leases existing at, or entered into after, the beginning of the earliest period presented using a modified retrospective approach, with certain practical expedients available.

    The Company adopted the new standard on July 1, 2019. The standard provides a number of optional practical expedient in transitions. The Company elected the following practical expedients: the short-term lease recognition exemption for all leases that qualify. The adoption of the standard did not have a material impact on the financial statements as the Company's leases are accounted for as short-term leases under the practical expedient.

    In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the statement of operations will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for annual reporting periods beginning after December 15, 2019.

    The Company is currently evaluating the ASU and the related impact on the Company's financial statements.

Note C - Property and Office Equipment

Property and office equipment at June 30, 2020 and 2019 are summarized as follows:

	2020	2019
Furniture	$ 39,104	$ 39,104
Office Equipment	178,519	175,540
	217,623	214,644
Less accumulated depreciation	206,324	195,462
	$ 11,299	$ 19,182

Note D - Fair Value Measurements

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1: Inputs are quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Inputs are observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
- Level 3: Inputs are unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Exchange-traded equity securities, including the Company's mutual funds, are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

All investments were sold during the year ended June 30, 2020.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2019:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2019
Assets				
Mutual funds	$ 75,632	$ -	$ -	$ 75,632

There were no transfers between Levels 1 and 2 for the years ended June 30, 2020 and 2019.

Note E - Refundable Advance

In April 2020, the Company applied for and received a Paycheck Protection Program ("PPP") loan under the CARES Act for $117,600. Under the CARES Act, subject to limitations, as defined, this loan may be partially or fully forgiven, depending on specific actual payroll and other qualified costs for the covered period following receipt of loan proceeds. Any amounts not forgiven will be repaid with interest at 1% with a final maturity date in April 2022. The note is unsecured.

Note F - Retirement Plan

The Company offers a profit-sharing plan for all eligible employees. The Company's expense of funding this plan was approximately $50,000 and $45,000 for the years ended June 30, 2020 and 2019.

The profit-sharing plan is a safe harbor plan requiring Company contributions of three percent of each eligible employee's compensation.

Note G - Income Taxes

Income taxes attributable to net income before income taxes for the years ended June 30, 2020 and 2019 consists of:

	2020	2019
Current (Benefit) Expense		
Federal	$ (18,493)	$ 27,337
State and other	2,192	6,546
	(16,301)	33,883
Deferred (Benefit) Expense		
Federal	(5,878)	405
State and local	(1,400)	97
	(7,278)	502
Total Income Tax (Benefit) Expense	$ (23,579)	$ 34,385

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As such, a valuation allowance was not considered necessary at June 30, 2020.

The Tax Cuts and Jobs Act was signed into law on December 22, 2017 and had no material impact on the Company's financial statements. Income tax expense attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 21% to earnings for the years ended June 30, 2020 and 2019, respectively before income taxes as a result of the following:

	2020	2019
Tax (Benefit) Expense at Expected Statutory Federal Rate	$ (28,332)	$ 23,180
Nondeductible Expenses	2,561	4,659
State Taxes and Other	2,192	6,546
	$ (23,579)	$ 34,385

Note G - Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consists of the following as of June 30, 2020 and 2019:

	2020	2019
Deferred Tax Liabilities		
Adjustment to cash basis on income tax return	$ (7,425)	$ (8,095)
Depreciation	(1,901)	(4,065)
Unrealized gain on investments	-	(4,443)
Net Deferred Tax Liability	$ (9,326)	$ (16,603)

Note H - Lease Commitments

The Company determines if an arrangement is a lease at inception. The Company has two operating leases which are both considered short-term leases under the practical expedient of ASU 2016-02. As such, lease expense is recognized over the lease term.

The Company has entered into a lease agreement effective July 1, 2019, with Roy's Boys, LLC, a related party sharing some common ownership. The lease was for one year and ended on June 30, 2020 with monthly rent of $3,600. The Company has renewed the lease for one year ending on June 30, 2021 with monthly rent of $3,750. The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $51,720 and $51,180 for the years ended June 30. 2020 and 2019, respectively.

Future minimum lease payments under the operating lease at June 30 are as follows:

2021	$ 45,000

Note I - Risks and Concentrations

Approximately 91% of the Company's total commissions is generated from two securities providers. Should the Company or the securities providers seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

A significant portion of the Company's business is for customers in Kentucky and Indiana. Accordingly, the occurrence of any adverse economic conditions or an adverse regulatory climate in either of these states could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance at times, may exceed federal insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of operations.

Note I - Risks and Concentrations (Continued)

In March 2020, the World Health Organization declared the global novel coronavirus disease 2019 ("COVID-19") outbreak a pandemic. Further, the United States Centers for Disease Control and Prevention confirmed the spread of the disease throughout the United States. As of the date the financial statements were available to be issued, the Company's operations have not been significantly impacted by the COVID-19 outbreak. The Company's operations could be adversely affected as a result of COVID-19, but the impact is not known at this point as the scale and severity of the outbreak, and resulting economic impact, is still largely unknown.

Note J - Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements. At June 30, 2020 and 2019, the Company had net capital of $57,440 and $59,391, respectively. The Company's ratio of aggregate indebtedness to net capital for this same time period was 2.9773 and 3.8661.

In addition, there were no liabilities subordinated to general creditors during the year ended June 30, 2020.

Note K - Focus Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS report) as of June 30, 2020.

Alexander Investment Services, Co.
Schedule 1
Computation of Net Capital Under SEC Rule 15c3-1
As of June 30, 2020

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2020 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2020
Aggregate Indebtedness	$ 171,016
Net Capital	
Stockholders' equity	$ 99,409
Nonallowable Assets	
Property and office equipment, net	(11,299)
Other assets	(30,670)
Net Capital Before Haircuts on Securities Positions	57,440
Haircuts on Securities	
Money market funds	-
Other securities	-
Undue concentration	-
Net Capital	$ 57,440
Ratio of Aggregate Indebtedness to Net Capital	2.9773

In addition, there are no liabilities subordinated to general creditors as of June 30, 2020.

There are no differences between net capital as reported above for the year ended June 30, 2020, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of June 30, 2020.

The Company claimed an exemption from Rule 15c3-3 under Section (k)(1) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, or Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3.

See report of independent registered public accounting firm.

Supplementary Information